UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Firepond, Inc.

(Name of Issuer)
Common Stock, $0.001 pare value per share

(Title of Class of Securities)
31822L104

(CUSIP Number)
FP Tech Holdings, LLC
270C N. Washington Ave.
Marshall, Texas 75670
(214)438-0801

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 3, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided n a prior page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31822L104

1	NAME OF REPORTING PERSON FP Tech Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		2,615,414[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,615,414[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,615,414 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.3%[2]

14	TYPE OF REPORTING PERSON

IC
1 The 2,615,414 shares are held by FP Tech Holdings, LLC (“FP Tech”). The 2,615,414 shares include: (i) 48,000 shares of common stock issuable upon conversion of senior secured convertible notes due January 2009, which are held by FP Tech; and (ii) 78,125 shares of common stock, for which FP Tech has purchased the right to buy pursuant to the following schedule: (a) 26,041 shares on January 11, 2008; (b) 26,041 shares on February 11, 2008; and (c) 26,043 shares on March, 11, 2008.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of October 31, 2007, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on November 27, 2007.

CUSIP No.	31822L104

1	NAME OF REPORTING PERSON Erich Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,951,977[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,951,977[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,951,977 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.4%[2]

14	TYPE OF REPORTING PERSON

IN
1 2,615,414 shares are held by FP Tech Holdings, LLC (“FP Tech”) and 336,563 shares are held by NMPP, Inc. Plutus IP, LLC (“Plutus”) is the sole member of FP Tech, and Erich Spangenberg is the manager of Plutus. Through his position as manager of Plutus, the sole member of FP Tech, Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of common stock owned by FP Tech. As a result, Mr. Spangenberg may be deemed to have beneficial ownership of the 2,615,414 shares owned of record by FP Tech. Further, through his position as president, sole director and sole shareholder of NMPP, Inc., Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of common stock owned by NMPP, Inc., and Mr. Spangenberg may be deemed to have beneficial ownership of the 366,563 shares owned of record by NMPP, Inc. The 2,615,414 shares held by FP Tech include: (i) 48,000 shares of common stock issuable upon conversion of senior secured convertible notes due January 2009, which are held by FP Tech; and (ii) 78,125 shares of common stock, for which FP Tech has purchased the right to buy pursuant to the following schedule: (a) 26,041 shares on January 11, 2008; (b) 26,041 shares on February 11, 2008; and (c) 26,043 shares on March, 11, 2008.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of October 31, 2007, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on November 27, 2007.

CUSIP No.	31822L104

1	NAME OF REPORTING PERSON Acclaim Financial Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,615,414[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,615,414[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,615,414 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.3%[2]

14	TYPE OF REPORTING PERSON

HC
1 The 2,615,414 shares are held by FP Tech Holdings, LLC (“FP Tech”). Acclaim Financial Group, LLC (“AFG”) is the sole member of Plutus IP, LLC, (“Plutus”) the sole member of FP Tech. Through its membership interest in Plutus, AFG may have the power to dispose of or direct the disposition of shares of common stock owned by FP Tech. As a result, AFG may be deemed to have beneficial ownership of the 2,615,414 shares owned of record by FP Tech. The 2,615,414 shares include: (i) 48,000 shares of common stock issuable upon conversion of senior secured convertible notes due January 2009, which are held by FP Tech; and (ii) 78,125 shares of common stock, for which FP Tech has purchased the right to buy pursuant to the following schedule: (a) 26,041 shares on January 11, 2008; (b) 26,041 shares on February 11, 2008; and (c) 26,043 shares on March, 11, 2008.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of October 31, 2007, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on November 27, 2007.

CUSIP No.	31822L104

1	NAME OF REPORTING PERSON Plutus IP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,615,414[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,615,414[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,615,414 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.3%[2]

14	TYPE OF REPORTING PERSON

HC
1 The 2,615,414 shares are held by FP Tech Holdings, LLC (“FP Tech”). Plutus IP, LLC (“Plutus” ) is the sole member of FP Tech. Through its membership interest in FP Tech, Plutus may have the power to dispose of or direct the disposition of shares of common stock owned by FP Tech. As a result, Plutus may be deemed to have beneficial ownership of the 2,615,414 shares owned of record by FP Tech . The 2,615,414 shares include: (i) 48,000 shares of common stock issuable upon conversion of senior secured convertible notes due January 2009, which are held by FP Tech; and (ii) 78,125 shares of common stock, for which FP Tech has purchased the right to buy pursuant to the following schedule: (a) 26,041 shares on January 11, 2008; (b) 26,041 shares on February 11, 2008; and (c) 26,043 shares on March, 11, 2008.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of October 31, 2007, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on November 27, 2007.

CUSIP No.	31822L104

1	NAME OF REPORTING PERSON Audrey Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,615,414[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,615,414[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,615,414 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.3%[2]

14	TYPE OF REPORTING PERSON

IN
1 The 2,615,414 shares are held by FP Tech Holdings, LLC (“FP Tech”). Audrey Spangenberg is the manager of FP Tech, and the managing member and 99% owner of Acclaim Financial Group, LLC (“AFG”), the sole member of Plutus IP, LLC, the entity which is the sole member of FP Tech. Through her position as manager of FP Tech and membership interest in AFG, Ms. Spangenberg may have the power to dispose of or direct the disposition of shares of common stock owned by FP Tech. As a result, Ms. Spangenberg may be deemed to have beneficial ownership of the 2,615,414 shares owned of record by FP Tech . The 2,615,414 shares include: (i) 48,000 shares of common stock issuable upon conversion of senior secured convertible notes due January 2009, which are held by FP Tech; and (ii) 78,125 shares of common stock, for which FP Tech has purchased the right to buy pursuant to the following schedule: (a) 26,041 shares on January 11, 2008; (b) 26,041 shares on February 11, 2008; and (c) 26,043 shares on March, 11, 2008.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of October 31, 2007, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on November 27, 2007.

CUSIP No.	31822L104

1	NAME OF REPORTING PERSON Christian Spangenberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,615,414[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,615,414[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,615,414 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.3%[2]

14	TYPE OF REPORTING PERSON

IN
1 The 2,615,414 shares are held by FP Tech Holdings, LLC (“FP Tech”). Christian Spangenberg is the 1% owner of Acclaim Financial Group, LLC (“AFG”)., the sole member of Plutus IP, LLC (“Plutus”). Plutus is the sole member of FP Tech. Through his position as owner of AFG, Mr. Spangenberg may have the power to dispose of or direct the disposition of shares of common stock owned by FP Tech. As a result, Mr. Spangenberg may be deemed to have beneficial ownership of the 2,615,414 shares owned of record by FP Tech . The 2,615,414 shares include: (i) 48,000 shares of common stock issuable upon conversion of senior secured convertible notes due January 2009, which are held by FP Tech; and (ii) 78,125 shares of common stock, for which FP Tech has purchased the right to buy pursuant to the following schedule: (a) 26,041 shares on January 11, 2008; (b) 26,041 shares on February 11, 2008; and (c) 26,043 shares on March, 11, 2008.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of October 31, 2007, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on November 27, 2007.

CUSIP No.	31822L104

1	NAME OF REPORTING PERSON NMPP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Texas

	7	SOLE VOTING POWER

NUMBER OF		336,563[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		336,563[1]

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

336,563 shares of common stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4%[2]

14	TYPE OF REPORTING PERSON

CO
1 336,563 shares are held by NMPP, Inc.
2 Based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of October 31, 2007, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on November 27, 2007.

Item 1. Security and Issuer
     The class of equity securities to which this statement relates is common stock, $0.001 par value per share, of Firepond, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 205 Newbury Street, Suite 205, Framingham, MA 01701.
Item 2. Identity and Background
(a) -(b)
Erich Spangenberg
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240
Audrey Spangenberg
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240
Christian Spangenberg
Two Lincoln Centre
5420 LBJ Freeway Suite 750
Dallas, Texas 75240
Acclaim Financial Group, LLC
207C N. Washington Ave.
Marshall, Texas 75670
FP Tech Holdings, LLC
207C N. Washington Ave.
Marshall, Texas 75670
NMPP, Inc.
207C N. Washington Ave.
Marshall, Texas 75670
Plutus IP, LLC
207C N. Washington Ave.
Marshall, Texas 75670
     (c) The principal business of FP Tech Holdings, LLC (“FP Tech”) is as an investment holding company. Audrey Spangenberg is the sole manger of FP Tech, and Plutus IP, LLC (“Plutus”) is the sole member. Erich Spangenberg is the sole manager of Plutus. Acclaim Financial Group, LLC (“AFG”) is the sole member of Plutus, and Ms. Spangenberg and Christian Spangenberg are the owners of all the outstanding equity interests of AFG.
     (d) N/A
     (e) N/A
     (f) United States
Item 3. Source and Amount of Funds or Other Consideration
     On January 3, 2008, FP Tech Holdings, LLC (“FP Tech”) entered into a Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 2 (the “Stock Purchase Agreement”), with Doug Croxall, Jaguar Technology Holdings, LLC and Robert Willard & Associates (collectively the “Sellers”). Pursuant to the Stock Purchase Agreement, FP Tech acquired or has the right to acquire 2,615,414 shares of common stock of the Issuer from the Sellers for an aggregate amount of $5 million, with $1.25 million in cash and a $3.75 million note due December 2008. Pursuant to a security agreement, the note is secured by the shares sold pursuant the Stock Purchase Agreement, by and between FP Tech and the Sellers. The note is attached as Exhibit 3, and the security agreement is attached as Exhibit 4.

Item 4. Purpose of Transaction
     FP Tech entered into the Stock Purchase Agreement and purchased the shares in the belief that the shares were undervalued. The Reporting Persons intend to seek to have conversations with members of the Issuer’s management to discuss ideas that management and the Reporting Persons may have to enhance shareholder value. The Reporting Persons may, from time to time and at any time, acquire additional shares in the open market or otherwise and reserve the right to dispose of any or all of their shares in the open market or otherwise, at any time from time to time, and to engage in any hedging or similar transactions with respect to the shares.
Item 5. Interest in Securities of the Issuer
     (a) FP Tech owns 2,615,414 shares of common stock of the Issuer, representing 31.3% of the issued and outstanding shares of the common stock of the Issuer. The 2,615,414 shares include: (i) 48,000 shares of common stock issuable upon conversion of senior secured convertible notes due January 2009, which are held by FP Tech; and (ii) 78,125 shares of common stock, for which FP Tech has purchased the right to buy pursuant to the following schedule: (a) 26,041 shares on January 11, 2008; (b) 26,041 shares on February 11, 2008; and (c) 26,043 shares on March, 11, 2008. Because (i) Audrey Spangenberg, in her role as the managing member of AFG and the sole manager of FP Tech, controls FP Tech’s voting and investment decisions, (ii) Plutus, in its role as the sole member of FP Tech, controls FP Tech’s voting and investment decisions, (iii) Erich Spangenberg, in his role as the manger of Plutus, controls FP Tech’s voting and investment decisions, (iv) AFG, as the sole member of Plutus, the sole member of FP Tech, controls FP Tech’s voting and investment decisions, and (v) Christian Spangenberg is a 1% owner of AFG, Audrey Spangenberg, Plutus, Erich Spangenberg, AFG and Christian Spangenberg may be deemed to have beneficial ownership of the shares owned of record by FP Tech. Each of Audrey Spangenberg, Plutus, Erich Spangenberg, AFG and Christian Spangenberg hereby disclaim any beneficial ownership of the shares owned of record by FP Tech.
          NMPP, Inc. owns 336,563 shares of common stock of the Issuer, representing 4% of the issued and outstanding shares of the common stock of the Issuer. Because Erich Spangenberg, as the president, sole director and shareholder of NMPP, Inc., controls its voting and investment decisions, Mr. Spangenberg may be deemed to have beneficial ownership of the shares owned of record by NMPP, Inc. Erich Spangenberg hereby disclaims any beneficial ownership of the shares owned of record by NMPP, Inc.
     All ownership percentages are based on 8,349,239 shares of common stock of Firepond, Inc. (the “Issuer”) outstanding as of October 31, 2007, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on November 27, 2007.
     (b) See Item 5(a), and with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.
     (c) Not Applicable
     (d) Not Applicable
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except as described in Items 1-7 of this Schedule 13D, to the best knowledge of FP Tech, there are no contracts, arrangements, understandings or relations (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholdings of proxies, between FP Tech and any other person with respect to the common stock or other securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement dated January 11, 2008 among NMPP, Inc., FP Tech Holdings, LLC, Plutus IP, LLC, Acclaim Financial Group, LLC, Audrey Spangenberg, Christian Spangenberg and Erich Spangenberg

2	Stock Purchase Agreement, dated as of January 3, 2008, by and among FP Tech Holdings, LLC and Sellers, listed therein.

3	Note, dated as of January 3, 2008, by and among FP Tech Holdings, LLC and Sellers, listed therein.

4	Security Agreement, dated as of January 3, 2008, by and among FP Tech Holdings, LLC and Sellers, listed therein.

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 11, 2008

FP Tech Holdings, LLC

By: Name:	/s/ Audrey Spangenberg Audrey Spangenberg
Title:	Manager

Audrey Spangenberg

/s/ Audrey Spangenberg

Name:	Audrey Spangenberg

Christian Spangenberg

/s/ Audrey Spangenberg

By:	Audrey Spangenberg, as parent on behalf of Christian Spangenberg

Acclaim Financial Group, LLC

By:	/s/ Audrey Spangenberg

Name:	Audrey Spangenberg
Title:	Managing Member

Erich Spangenberg

/s/ Erich Spangenberg

Name:	Erich Spangenberg

NMPP, Inc.

By:	/s/ Erich Spangenberg

Name:	Erich Spangenberg
Title:	President

Plutus IP, LLC

By:	/s/ Erich Spangenberg

Name:	Erich Spangenberg
Title:	Manager